(j)(2)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions "Financial Highlights" in the Prospectus and "Independent Registered Public Accounting Firm" and "Financial Statements" in the Statement of Additional Information, each dated May 1, 2022, and each included in this Post-Effective Amendment No. 47 on the Registration Statement (Form N-1A, File No. 333-83071) of Voya Variable Insurance Trust (the "Registration Statement").

We also consent to the incorporation by reference of our reports dated February 24, 2022, with respect to VY® BrandywineGLOBAL - Bond Portfolio (the "Fund") (one of the funds constituting Voya Variable Insurance Trust) included in the Annual Reports to Shareholders (Form N-CSR) for the year ended December 31, 2021, into this Registration Statement filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

April 25, 2022